

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2011

Mr. Fred L. Hite, Chief Financial Officer
Symmetry Medical Inc.
3724 North State Road 15
Warsaw, Indiana 46582

> **Re:** **Symmetry Medical Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2011**
> **Filed March 8, 2011**
> **File No. 1-32374**

Dear Mr. Hite:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief